

Mail Stop 4628

December 21, 2016

Mr. George M. Sfeir, Chief Executive Officer
Energy & Technology, Corp.
Petroleum Towers, Suite 530
3639 Ambassador Caffery Parkway
Lafayette, LA 70505

> **Re:** **Energy & Technology, Corp.**
> **Form 10-K for the Fiscal Year Ended December 31, 2015**
> **Filed March 31, 2016**
> **Form 10-Q for the Quarter Ended September 30, 2016**
> **Filed November 14, 2016**
> **File No. 333-150437**

Dear Mr. Sfeir:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2015

General

1. Please amend your filing to include audited financial statements for each of the last two fiscal years, and an audit report from your independent registered public accounting firm that covers both years to comply with Rule 8-02 of Regulation S-X.

Description of Business, page 1

2. Please expand your disclosure to include a discussion of the sources and availability of raw materials and to disclose the names of your principal suppliers. In this regard, we note that your sales of pipes and equipment used in exploration and drilling are supplied by "various steel mills." Refer to Item 101(h)(4)(v) of Regulation S-K.

3.   You mention in the MD&A section that you have a customer base of more than 130 accounts. Please include in this section a discussion of your dependence on one or a few major customers. In this regard, we note your disclosure in Note 11 on page 19 that revenues for two customers represented approximately 61% of total revenues for the year ended December 31, 2015. Similarly, the corresponding Note 11 disclosure in your most recent Form 10-Q indicates that the two largest customers accounted for 69% in the nine month period. Refer to Item 101(h)(4)(vi) of Regulation S-K.

Controls and Procedures, page 20

4.   You indicate there have been no material changes in your internal controls over financial reporting during the fiscal quarter ended June 30, 2015. You should update your disclosure to correspond to the period upon which the report pertains.

Directors, Executive Officers, Promoters and Control Persons, page 21

5.   Item 401(e) of Regulation S-K requires you to provide the business experience of your current officers and directors, in each case for the past five years.   You appear to have included several individuals who no longer serve in the specified capacities, and therefore the information does not belong in your filing. Please remove the sketches for any directors and officers who did not hold such positions during the year ended December 31, 2015.

Security Ownership of Certain Beneficial Owners and Management, page 22

6.   We note the disclosure under "Transactions with Related Persons" indicating that Mr. Sfeir controls the referenced entities. Pursuant to the definition of beneficial ownership set forth in Exchange Act Rule 13d-3, you should also include those shares in the holdings attributed to Mr. Sfeir in the table. Please include appropriate footnote references to explain the nature of the ownership and to identify those natural persons with beneficial ownership of the shares held by the entities that are included in the table. See Item 403 of Regulation S-K, including Instruction 5.

Signatures

7.   Indicate for each person signing all the capacities in which he signs. See General Instructions D.2(a) and D.2(b), Form 10-K. No one has signed the filing as a director.

Exhibits

8.   We note that your certification at Exhibit 32.1 makes representations relative to your 2014 fiscal year report rather than your 2015 fiscal year report. Amend your filing to include the certification required by Item 601(b)(32) of Regulation S-K.

Form 10-Q for the Quarter Ended September 30, 2016

Management's Discussion and Analysis of Financial Condition, page 14

9.   You refer to Energy Technology Manufacturing & Threading, LLC's "new facility
        [which] has been completed and is fully operational. … This new facility brings Energy
        & Technology, Corp. one step closer to its goal of supplying all tubular services under
        one roof." However, at page 15, you suggest that your new "threading and repair facility
        … became operational in July 2010." Revise to clarify whether you are referring to the
        same facility. Also ensure that your disclosure is current and does not include stale
        references to "new" facilities if this is not accurate. Similarly, you refer at page 22 of the
        Form 10-K to beneficial ownership of your shares as of "December 31, 2014" rather than
        as of December 31, 2015.

10.   We note that you disclose that you have engaged KPMG to conduct a feasibility analysis
        of your plan to designate your office as a foreign trade zone and to assist you in meeting
        the requirements. You state that you expect this will produce a "substantial increase" in
        your ability to sell to overseas markets and to make you a "far more attractive"
        distribution partner for foreign manufacturers. However, we also note that you made the
        same representation in your interim reports for the last six years, beginning with your
        2010 third quarter report, and have not provided any update on the status of this
        relationship or the outcome. Please expand your disclosure to reflect the current status of
        the arrangement including the dates of any services obtained and a description of any
        findings or progress. If the matter referenced above does not reflect a current
        arrangement you should also reconsider your determination that disclosure controls and
        procedures were effective and revise the disclosures made pursuant to Item 307 of
        Regulation S-K accordingly.

Controls and Procedures, page 18

11.   We note your disclosure stating "Our management evaluated the effectiveness of our
        disclosure controls and procedures as of the end of our first fiscal quarter 2014" and that
        based on that evaluation, you concluded that disclosure controls and procedures were
        effective as of September 30, 2016. You have a similar point of reference in expressing
        your conclusions in each of your preceding 2016 interim reports.

        You must perform an evaluation of the effectiveness of your disclosure controls and
        procedures as of the end of each period covered by your reports to provide the required
        disclosures. Please comply with your reporting obligations. Please also clarify the
        meaning of disclosure stating "Our management team will continue to evaluate our
        internal control over financial reporting in 2016 as we implement our Sarbanes Oxley Act
        testing" as it relates to this requirement.

Exhibits

12.   We note that your certification at Exhibit 32.1 pertains to your 2016 second quarter report rather than your 2016 third quarter report. We also note the corresponding certification in your second quarter report makes representations in part about your first quarter report rather than your second quarter report. Amend your filings to include the certifications required by Item 601(b)(32) of Regulation S-K.

Closing Comments

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Jenifer Gallagher, Staff Accountant, at (202) 551-3706, or Karl Hiller, Accounting Branch Chief, at (202) 551-3686, if you have questions regarding comments on the financial statements and related matters. Please contact Anuja A. Majmudar, Attorney-Advisor, at (202) 551-3844 or, in her absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

                                                        Sincerely,

                                                        /s/H. Roger Schwall

                                                        H. Roger Schwall
                                                        Assistant Director
                                                        Office of Natural Resources